EXHIBIT 12.1

Trizec Properties, Inc.
Calculation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Dollars in ‘000’s

The ratio of earnings to combined fixed charges and preferred dividends was computed by dividing earnings by combined fixed charges and preferred dividends. For purposes of computing the ratio of earnings to combined fixed charges and preferred dividends, earnings have been calculated by adding fixed charges to income before income taxes, minority interest, income or loss from unconsolidated real estate joint ventures, discontinued operations, gain or loss on disposition of real estate and cumulative effect of a change in accounting principle, plus amortization of capitalized interest and distributed income from unconsolidated real estate joint ventures, minus interest capitalized. Fixed charges consist of interest costs, whether expensed or capitalized, an estimate of the interest factor of rental expense relating to operating leases, and amortization of financing costs. Combined fixed charges and preferred dividends consist of fixed charges and preferred dividends paid or accrued for each respective period.

	2004		2003		2002		2001		2000
Earnings:

Income before income taxes, minority interest, Income or Loss from Unconsolidated Real Estate Joint Ventures, Discontinued Operations, Gain or Loss on Disposition of Real Estate and Cumulative Effect of a Change in Accounting Principle	$38,385		$71,578		$12,432		$46,800		$29,800

Plus: Fixed Charges	152,697		163,743		167,404		129,867		252,746
Plus: Amortization of Capitalized Interest	262		260		472		472		472
Plus: Distributed income from Unconsolidated Real Estate Joint Ventures	12,355		19,956		13,468		12,633		12,798
Less: Capitalized Interest	—		—		—		—		(18,873)

Earnings	$203,699		$255,537		$193,776		$189,772		$276,943

Fixed Charges:
Interest Expense	$152,697		$163,743		$167,404		$129,867		$233,873
Capitalized Interest	—		—		—		—		18,873

Fixed Charges	152,697		163,743		167,404		129,867		252,746
Preferred Dividends:
Preferred Dividends	5,614		5,226		124,321		—		—

Combined Fixed Charges and Preferred Dividends	$158,311		$168,969		$291,725		$129,867		$252,746

Ratios of Earnings to Combined Fixed Charges and Preferred Dividends	1.29	x	1.51	x	(A	)	1.46	x	1.10	x

(A)	For the year ended December 31, 2002, the ratio of earnings to combined fixed charges and preferred dividends was less than 1:1. We would have needed to generate additional earnings of approximately $97,949 in 2002 to achieve a coverage ratio of 1:1.